EXHIBIT 99
                 LASERSIGHT RPORTS SECOND QUARTER 2000 RESULTS
           SECOND QUARTER REVENUES INCREASED BY 118% to $11.5 MILLION
                       COMPANY PROVIDES UPDATE ON PRODUCTS

         Winter Park, FL. (August 14, 2000) - LaserSight  Incorporated  (NASDAQ:
LASE) today announced financial results for the three months and six months ended June 30, 2000. Revenues for the second quarter increased approximately 118% to a record $11.5 million from $5.3 million in the second quarter of 1999. Compared to the first quarter of 2000, revenues increased approximately 32% from $8.7 million. Revenues for the six months ended June 30, 2000 increased approximately 99% to $20.2 million from $10.2 million in the comparable period of 1999.

For the quarter ended June 30, 2000, the Company reported a net loss of $2.1 million, or $0.10 per share, compared to a net loss of $3.5 million, or $0.21 per share, reported for the second quarter of 1999. The average common shares outstanding were 20,340,000 during the second quarter of 2000 compared to 16,155,000 in the second quarter of 1999. The net loss for the second quarter of 2000 also compares favorably to the net loss of $2.8 million, or $0.14 per share, reported in the first quarter of 2000.

The net loss for the six months ended June 30, 2000 was $4.9 million, or $0.25 per share, compared to a net loss of $6.8 million reported for the six months ended June 30, 1999, or $0.46 per share. The average common shares outstanding were 19,787,000 during the six months ended June 30, 2000 and 14,794,000 in the  comparable period of 1999.

This continued improvement in revenue resulted from increased sales of the Company's LaserScan LSX(R) excimer laser system. During the second quarter, sales of the LSX increased 58% over the previous quarter and 88% over sales in the comparable period in 1999. In the second quarter the Company sold a total of 30 LSX systems including 17 systems into the U.S. market. During the previous quarter ending March 31, 2000, the Company sold a total of 19 LSX systems, with 6 of those systems sold in the U.S. The Company's sales of laser systems for the six months ended June 30, 2000 were 49, an increase of approximately 48% from the 33 systems sold in the comparable period of 1999.

"Interest in the LaserScan LSX state-of-the-art precision beam scanning laser system remained high through the second quarter as represented by the dramatic increase in U.S. sales. The second quarter was the first full quarter we were able to offer the LSX for sale in the U.S. and we are pleased with the high level of interest and acceptance of the LSX by individual physicians, academic medical centers and corporate providers. We were pleased to add Laser Vision Centers, Inc. (NASDAQ: LVCI), St. Louis, Missouri, one of the leading providers of excimer lasers and related equipment for refractive surgery, to our family of customers," commented Michael R. Farris, president and chief executive officer of LaserSight.

During the second quarter LaserSight commenced the establishment of Regional Reference Centers with leading ophthalmologists in community-based practices, corporate centers and academic medical centers in the U.S. The Company has delivered laser systems to six sites that are interested in participating in the Reference Center program. These Reference Centers will be providing regional leadership, participating in various clinical studies and presenting clinical results at industry meetings. The Company's goal is to establish 30 Reference Centers across the U.S. by the end of this year. Gale Martin, MD, of Carolina Eye Associates, Southern Pines, North Carolina, a LaserSight Reference Center, commented, "Based on three years experience working with LaserSight systems in our hospitals in China, Carolina Eye Associates selected the LaserScan LSX as

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our laser for the future.  The results we have obtained have been exceptional, and have exceeded our expectations for a scanning laser. The LSX is a platform that can be expanded to improve on the exceptional results we are currently receiving."

Mr. Farris continued, "In order to continue expanding our market share we must provide timely, top quality service and support for the LSX. Currently the Company has targeted ten locations within the U.S. for placing regional-based support personnel and has already staffed seven of those areas with full time Field Service Engineers. In Europe, the Company has established the headquarters for its European Operation in Munich, Germany and has staffed the organization with sales and service personnel. As the Company continues to expand its installed base of laser systems, these critical areas for customer support will likewise be expanded."

"While we are pleased with the revenue levels that have been achieved from sales of the LSX, we continue to experience delays in the commercial launch of the Company's UltraShaper(TM) durable keratome," commented Mr. Farris. Sales of the Company's MicroShape(TM) keratome products fell short of the Company's expectations for the second quarter of 2000. The Company's MicroShape product strategy has been to provide the refractive surgeon with a full complement of keratome products centering around the UltraShaper durable keratome, supported by the UniShaper(TM) single-use keratome and UltraEdge(TM) keratome blades. Delays experienced in the commercial launch of the durable keratome impacted second quarter sales of the MicroShape product line. The Company has implemented design modifications to the UltraShaper, and it is currently undergoing further series of clinical testing to validate these modifications. Mr. Farris reports that, "LaserSight remains committed to not only matching, but to advancing keratome technology and will not commercially ship its durable keratome until it can satisfy this commitment."

"The Company's near term results may be affected by the fact that the LSX has not yet been approved by the FDA to treat astigmatism," commented Mr. Farris. "Some potential purchasers of the LSX have indicated they will delay their purchase decision until the astigmatism approval is received. This could have the result of delaying sales into a future quarter," reported Mr. Farris. LaserSight originally anticipated that the LSX would be approved by the FDA to treat astigmatism by the end of June 2000. In connection with the FDA's review of this PMA supplement the FDA posed questions that have been answered and requested information that has been submitted. "Since the Company has supplied the FDA with all information the agency requested we are in the position to merely await the astigmatism approval," continued Mr. Farris. "It is not possible to know precisely when the FDA's approval will be received, however, we believe the approval could come yet this quarter. We are taking the necessary steps to ensure a timely commercial launch of this software upgrade upon receipt of the approval."

The Company has spoken with the FDA regarding its submission requesting that the LSX be approved to operate at a 200 Hz laser pulse repetition rate. Final FDA approval is anticipated by the end of this month. Currently the LSX is approved to operate at a 100Hz repetition rate which is faster than any other excimer laser approved for use in the U.S.

The Company plans to submit the PMA supplement for its state of the art Eye Tracker technology after receiving approval for the 200 Hz upgrade. In that regard, the Company expects to submit the Eye Tracker PMA supplement by the end of this month and anticipates approval will come late this quarter or early in the fourth quarter.

LaserSight has completed treatment on all patients in its clinical trials for the expanded indications utilizing LASIK to treat myopic astigmatism, hyperopic astigmatism and mixed astigmatism. We are currently validating the data and the submission for these LASIK indications will be sent to the FDA this quarter. FDA approval is anticipated during the first quarter of 2001.

Progress on LaserSight's CustomEyes(TM) custom ablation products continues with clinical research for its AstraPro(TM) custom ablation planning software to be expanded in the international market during the third quarter. Jack T. Holladay, MD, of International Eye Care, Houston, Texas and medical director of LaserSight commented, "The LSX should be the surgeons choice since it is uniquely qualified to perform custom ablations with the highest laser repetition rate, one of the

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smallest laser spots and a scanning laser system that incorporates active eye tracking."

Dr. Holladay continued, "I have been preaching prolate corneas for almost 5 years and in late March we actually began performing custom ablation procedures on patients with the LaserSight LSX in Monterrey, Mexico with Jesus Vidaurri, MD. We have treated three groups of patients, the second group in May and the third in July. We have now treated 20 eyes. The first group was made more prolate than the standard treatment and the second group was made prolate to match their preoperative value. In the third group, we matched their preoperative prolate cornea and used their height data from a corneal topographer to eliminate the asymmetric bowties in the corneas. We were extremely delighted with the results of those patients in the final group with irregular astigmatism because all patients had a significant improvement in their uncorrected and best spectacle corrected visual acuity. We also achieved much larger effective optical zones than with the standard treatment. In the fourth quarter of this year we hope to open four international sites to further evaluate the custom prolate ablation technique and begin an IDE in Houston to use as a LaserSight training center and site for custom ablation. "

The Company intends to debut its Astra diagnostic products at the American Academy of Ophthalmology Meeting in Dallas, Texas during October of this year. Mr. Farris continued, "LaserSight intends to make a timely entry into the market with the proper combination of laser system, custom ablation planning software, and the diagnostic tools needed to meet the projected demand for this next phase of refractive technology."

Mr. Farris concluded, "Our goal is simple and straightforward. We intend to reach profitability by ramping up production to meet demand, providing world class service and support and continuing the tradition of innovation and leadership in product advancements."

LaserSight is a leading supplier of quality technology solutions for laser vision correction. The Company markets its excimer laser systems and keratome products in more than 30 countries. In the United States, the Company's LaserScan LSX excimer laser system is approved for the treatment of low to moderate myopia by photorefractive keratectomy.

This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, regulatory approvals and commercialization of products, which involve risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.

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Following are selected  LaserSight  financial  results (in 000s except per share data):

                                          Three Months Ended          Six Months Ended
                                         6/30/00       6/30/99      6/30/00      6/30/99
                                         -------       -------      -------      -------
Total Revenues                          $ 11,461       $ 5,261     $ 20,156     $ 10,150
Cost of Revenues                           4,272         2,337        7,765        4,417
Gross Profit                               7,189         2,924       12,391        5,733
Research, Development & Regulatory         1,310           709        2,250        1,490
Selling, General & Administ0rative         8,223         5,856       15,506       11,260
Loss from Operations                      (2,344)       (3,641)      (5,365)      (7,017)
Other Income, Net                            229           190          491          246
Net Loss                                $ (2,115)      $(3,451)    $ (4,874)    $ (6,771)
Loss per Common Share -
   Basic and Diluted                    $  (0.10)      $ (0.21)    $  (0.25)    $  (0.46)
Weighted Average Number of
Shares Outstanding                        20,340        16,155       19,787       14,794


Selected Balance Sheet Data (in 000s):
                                         June 30, 2000        December 31, 1999
                                         -------------        -----------------
Cash and Cash Equivalents                   $ 9,742                 $ 11,248
Accounts and Notes Receivable
 (Current), Net                              17,537                   10,511
Total Current Assets                         37,376                   30,632
Total Current Liabilities                    12,235                    8,984
Long-Term Obligations                           105                      100
Stockholders' Equity                         47,950                   39,578
